Exhibit 99.1

For Immediate Release
January 13, 2011
SAP Announces Record Fourth Quarter 2010 Software Revenue
Software Revenue Increases Around 34% (Around 24% at Constant Currencies)
To Approximately €1.5 billion
Full-Year 2010 Non-IFRS Software and Software Related Service Revenue Increases Around
20% (Around 13% at Constant Currencies) and Exceeds Company Guidance
Full-Year 2010 Non-IFRS Operating Margin of Around 31.5% (Around 30.5% at Constant Currencies)
     WALLDORF — January 13, 2011 — After a preliminary review of its 2010 fourth quarter performance, SAP AG (NYSE: SAP) today announced the following preliminary financial results for the fourth quarter and full year ended December 31, 2010.
Fourth Quarter 2010
•	IFRS software revenue: approximately €1.50 billion (2009: €1.12 billion), an increase of around 34% (around 24% at constant currencies).

•	IFRS software and software-related service revenue: approximately €3.26 billion (2009: €2.57 billion), an increase of around 27%. Non-IFRS software and software-related service revenue: approximately €3.30 billion (2009: €2.57 billion), an increase of around 28% (around 20% at constant currencies).

•	IFRS total revenue: approximately €4.04 billion (2009: €3.19 billion), an increase of around 27%. Non-IFRS total revenue: approximately €4.08 billion (2009: €3.19 billion), an increase of around 28% (around 19% at constant currencies).

•	Non-IFRS operating margin: approximately 39% (2009: 35.5%), or approximately 38% at constant currencies, an increase of around 4 percentage points (around 3 percentage points at constant currencies). In contrast to the respective quarter in 2009, the fourth quarter of 2010

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was not materially impacted by restructuring expenses which had, in the fourth quarter of 2009, negatively impacted the Non-IFRS operating margin by 0.3 percentage points.
“We are pleased to announce the best software sales quarter in the history of SAP. We achieved outstanding growth in all regions and customer segments”, said Jim Hagemann Snabe, Co-CEO of SAP.
“This result is clear proof that focusing on innovation and customer value is the right strategy”, said Bill McDermott, Co-CEO of SAP.
Full Year 2010
•	IFRS software revenue: approximately €3.26 billion (2009: €2.61 billion), an increase of around 25% (around 16% at constant currencies).

•	IFRS software and software-related service revenue: approximately €9.78 billion (2009: €8.20 billion), an increase of around 19%. Non-IFRS software and software-related service revenue: approximately €9.85 billion (2009: €8.21 billion), an increase of around 20% (around 13% at constant currencies).

•	The Company’s full-year 2010 Non-IFRS software and software-related service revenue growth rate of around 13% at constant currencies exceeds its previously published outlook range of 9% — 11%.

•	IFRS total revenue: approximately €12.45 billion (2009: €10.67 billion), an increase of around 17%. Non-IFRS total revenue: approximately €12.52 billion (2009: €10.68 billion), an increase of around 17% (around 11% at constant currencies).

•	Non-IFRS operating income: above €3.9 billion. Non-IFRS operating margin: approximately 31.5% (2009: 27.4%), or approximately 30.5% at constant currencies, an increase of around 4 percentage points (around 3 percentage points at constant currencies). The Company’s full-year 2010 Non-IFRS operating margin at constant currencies at around 30.5% is in line with the Company’s previously published outlook range of 30 — 31%. The full year 2010 Non-IFRS operating margin was not materially impacted by restructuring expenses which had negatively impacted the Non-IFRS operating margin by 1.8 percentage points in 2009.

SAP Announces Record Fourth Quarter 2010 Software Revenue	Page 3
The company has not yet completed its preliminary review of the appropriate re-measurement of the provision recorded for the TomorrowNow litigation following the jury verdict of USD 1.3 billion released in November 2010. The expense resulting from this re-measurement impacts SAP’s IFRS operating margin but does not have an effect on SAP’s Non-IFRS operating margin. Therefore, the company does not yet have available and cannot yet disclose preliminary fourth quarter and full year 2010 IFRS profit and IFRS operating margin numbers or reconciliations from the disclosed Non-IFRS operating margin to the IFRS operating margin.
The company expects that the re-measurement of the provision recorded for the TomorrowNow litigation will have significant negative impact on SAP’s preliminary fourth quarter and full year 2010 IFRS operating profit and IFRS operating margin. The company also expects, as a consequence, that the fourth quarter and full year 2010 IFRS tax rate will be lower than the Company’s previous expectations of 27.5 — 28.5%.
The deferred support revenue write-down from acquisitions and the acquisition-related charges which are eliminated for the purpose of SAP’s Non-IFRS revenue and operating margin numbers are expected to amount, in the fourth quarter 2010, to €36 million and €98 million respectively (full year 2010: €72 million and €301 million respectively).
     SAP will provide further details of its 2010 preliminary results and outlook for the full-year 2011 on January 26th.
About SAP
SAP is the world’s leading provider of enterprise application software, offering solutions that enable companies of all sizes and in more than 25 industries to become best-run businesses. With more than 105,000 customers in over 120 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE, under the symbol “SAP.” For more information, visit www.sap.com.
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Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
Copyright © 2010 SAP AG. All rights reserved.
SAP, R/3, SAP NetWeaver, Duet, PartnerEdge, ByDesign, SAP BusinessObjects Explorer, and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and other countries. Business Objects and the Business Objects logo, BusinessObjects, Crystal Reports, Crystal Decisions, Web Intelligence, Xcelsius, and other Business Objects products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of Business Objects Software Ltd. in the United States and in other countries. Sybase and Adaptive Server Enterprise, iAnywhere, Sybase 365, SQL Anywhere and other Sybase products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of Sybase, Inc. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serves informational purposes only. National product specifications may vary.

SAP Announces Record Fourth Quarter 2010 Software Revenue	Page 4
For more information, press only:
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Explanations of Non-IFRS Measures
This document discloses certain financial measures, such as non-IFRS revenues, non-IFRS expenses, non-IFRS operating income and non-IFRS operating margin, as well as constant currency revenue and operating income measures that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures. Our non-IFRS financial measures may not correspond to non-IFRS financial measures that other companies report. The non-IFRS financial measures that we report should be considered in addition to, and not as substitutes for or superior to, revenue, operating income, cash flows, or other measures of financial performance prepared in accordance with IFRS.
We believe that the supplemental historical and prospective non-IFRS financial information presented in this report provides useful supplemental information to investors because it is also used by our management — in addition to financial data prepared in accordance with IFRS — to attain a more transparent understanding of our past performance and our future results. At the beginning of 2010 the non-IFRS measures (as defined below) replaced the non-GAAP measures we used until the termination of our U.S. GAAP reporting. Specifically, we use these non-IFRS measures consistently in our planning and forecasting, reporting, compensation, and external communication, as follows:
•	Our management primarily uses these non-IFRS measures rather than IFRS measures as the basis for making financial, strategic and operating decisions.

•	The variable remuneration components of our Executive Board members and employees are based on non-IFRS revenue and non-IFRS operating profit rather than the respective IFRS measures.

•	The annual budgeting process for all management units is based on non-IFRS revenues and non-IFRS operating profit numbers rather than the respective IFRS numbers with costs such as share-based compensation and restructuring only being considered on a Company level.

•	All forecast and performance reviews with all senior managers globally are based on these non-IFRS measures, rather than the respective IFRS numbers.

•	Company-internal target setting and guidance provided to the capital markets are both based on non-IFRS revenues and non-IFRS profit measures rather than the respective IFRS numbers.
We believe that our non-IFRS measures are useful to investors for the following reasons:
•	The non-IFRS measures provide investors with insight into management’s decision-making, since management uses these non-IFRS measures to run our business and make financial, strategic and operating decisions.

•	The non-IFRS measures provide investors with additional information that enables a comparison of year-over-year operating performance by eliminating certain direct effects of acquisitions.

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Our non-IFRS financial measures reflect adjustments based on the items below, as well as adjustments for the related income tax effects:
Non-IFRS Revenue
Revenues in this document identified as non-IFRS revenue have been adjusted from the respective IFRS numbers by including the full amount of support revenue that would have been recorded by entities acquired by SAP had they remained stand-alone entities but which we are not permitted to record as revenue under IFRS due to fair value accounting for the support contracts in effect at the time of the respective acquisitions.
Under IFRS, we record at fair value the support contracts in effect at the time entities were acquired. Consequently, our IFRS support revenue, our IFRS software and software-related service revenue, and our IFRS total revenue for periods subsequent to acquisitions do not reflect the full amount of support revenue that would have been recorded for these support contracts absent these acquisitions by SAP. Adjusting revenue numbers for this revenue impact provides additional insight into the comparability across periods of our ongoing performance.
Non-IFRS Operating Expense
Operating expense figures in this report that are identified as non-IFRS operating expense have been adjusted by excluding the following acquisition-related charges:
•	Acquisition-related charges
o	Amortization expense/impairment charges of intangibles acquired in business combinations and certain standalone acquisitions of intellectual property (including purchased in-process research and development)

o	Restructuring expenses and settlements of pre-existing relationships incurred in connection with a business combination

o	Acquisition-related third-party expenses
•	Discontinued activities: Results of the discontinued operations that qualify as such under IFRS in all respects except that they do not represent a major line of business
Non-IFRS Operating Profit, Non-IFRS Operating Margin
Operating profit and operating margin in this document identified as non-IFRS operating profit and non-IFRS operating margin have been adjusted from the respective IFRS measures by adjusting for the above mentioned non-IFRS revenues and non-IFRS operating expenses.
We exclude certain acquisition related expenses for the purpose of calculating non-IFRS operating profit and non-IFRS operating margin when evaluating the continuing operational performance of the Company because these expenses generally cannot be changed or influenced by management after the relevant acquisition other than by disposing of the acquired assets. Since management at levels below the Executive Board has no influence on these expenses we generally do not consider these expenses for the purpose of evaluating the performance of management units.
Additionally, our non-IFRS measures have been adjusted from the respective IFRS measures for the results of the discontinued operations that qualify as such under IFRS in all respects except that they do not represent a major line of business. We refer to these activities as “discontinued activities.” Under U.S. GAAP, which we provided until 2009, we presented the results of operations of the TomorrowNow entities as discontinued operations. Under IFRS, results of discontinued operations may only be presented as discontinued operations if a separate major line of business or geographical area of operations is discontinued. Our TomorrowNow operations were not a separate major line of business and thus did not qualify for separate presentation under IFRS. We believe that this additional non-IFRS adjustment to our IFRS numbers for the results of our discontinued TomorrowNow activities is useful to investors for the following reasons:
•	Despite the migration from U.S. GAAP to IFRS, we will continue to internally treat the ceased TomorrowNow activities as discontinued activities and thus will continue to exclude potential future TomorrowNow results, which are expected to mainly comprise of expenses in connection with the Oracle lawsuit, from our internal

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management reporting, planning, forecasting, and compensation plans. Therefore, adjusting our non-IFRS measures for the results of the discontinued TomorrowNow activities provides insight into the financial measures that SAP uses internally.

•	By adjusting the non-IFRS numbers for the results from our discontinued TomorrowNow operations, the non-IFRS numbers are more comparable to the non-GAAP measures that SAP used through the end of 2009, which make SAP’s performance measures before and after the full IFRS migration easier to compare.
We include the revenue adjustments outlined above and exclude the expense adjustments when making decisions to allocate resources, both on a Company level and at lower levels of the organization. In addition, we use these non-IFRS measures to gain a better understanding of the Company’s comparative operating performance from period to period. We believe that our non-IFRS financial measures described above have limitations, which include but are not limited to the following:
•	The eliminated amounts may be material to us.

•	Without being analyzed in conjunction with the corresponding IFRS measures the non-IFRS measures are not indicative of our present and future performance, foremost for the following reasons:
o	While our non-IFRS profit numbers reflect the elimination of certain acquisition-related expenses, no eliminations are made for the additional revenues and other revenues that result from the acquisitions.

o	The acquisition-related charges that we eliminate in deriving our non-IFRS profit numbers are likely to recur should SAP enter into material business combinations in the future.

o	The acquisition-related amortization expense that we eliminate in deriving our non-IFRS profit numbers is a recurring expense that will impact our financial performance in future years.

o	The revenue adjustment for the fair value accounting of the acquired entities’ support contracts and the expense adjustment for acquisition-related charges do not arise from a common conceptual basis. This is because the revenue adjustment aims to improve the comparability of the initial post-acquisition period with future post-acquisition periods while the expense adjustment aims to improve the comparability between post-acquisition periods and pre-acquisition periods. This should particularly be considered when evaluating our non-IFRS operating profit and non-IFRS operating margin numbers as these combine our non-IFRS revenue and non-IFRS expenses despite the absence of a common conceptual basis.

o	The results of our discontinued activities could result in significant cash outflows.
We believe, however, that the presentation of the non-IFRS measures in conjunction with the corresponding IFRS measures, together with the relevant reconciliations, provides useful information to management and investors regarding present and future business trends relating to our financial condition and results of operations. We therefore do not evaluate our growth and performance without considering both non-IFRS measures and the relevant IFRS measures. We caution the readers of this document to follow a similar approach by considering our non-IFRS measures only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with IFRS.
Constant Currency Period-Over-Period Changes
We believe it is important for investors to have information that provides insight into our sales. Revenue measures determined under IFRS provide information that is useful in this regard. However, both sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume by providing data on the changes in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating changes in sales volume, we present information about our revenue and various values and components relating to operating profit that are adjusted for foreign currency effects. We calculate constant currency year-over-year changes in revenue and operating profit by translating foreign currencies using the average exchange rates from the previous year instead of the current year.
We believe that data on constant currency period-over-period changes have limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenue and expenses and may severely impact our performance. We therefore limit our use of constant currency period-over-period changes to the analysis of changes

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in volume as one element of the full change in a financial measure. We do not evaluate our results and performance without considering both constant currency period-over-period changes in non-IFRS revenue and non-IFRS operating profit on the one hand and changes in revenue, expenses, profit, or other measures of financial performance prepared in accordance with IFRS on the other. We caution the readers of this document to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue, expenses, profit, or other measures of financial performance prepared in accordance with IFRS.